Exhibit 5.2

                                                                 News Release

                                                                 NASDAQ: MEDQ
                                                        FOR IMMEDIATE RELEASE

                       MEDQUIST REPORTS FINANCIAL RESULTS
                             FOR THIRD QUARTER 2002

         MARLTON, NJ October 23, 2002 - MedQuist Inc. (NASDAQ:MEDQ) reported revenue of $129.8 million, EBITDA of $22.4 million and net income of $9.5 million or $0.25 per diluted share for the three months ended September 30, 2002. For the comparable 2001 period, revenue was $102.7 million, EBITDA was $23.9 million and net income was $10.6 million or $0.28 per diluted share. The net income for the three months ended September 30, 2001 included $874,000 of goodwill amortization, which as of January 1, 2002 is no longer amortized. Excluding goodwill amortization, the net income for the three months ended September 30, 2001 was $11.2 million or $0.29 per diluted share.

         For the nine months ended September 30, 2002 revenue was $357.4 million, EBITDA was $73.5 million and net income was $33.8 million or $0.89 per share on a diluted basis. For the comparable 2001 period revenue was $295.8 million, EBITDA was $68.1 million and net income was $33.5 million or $0.89 per diluted share. The net income for the nine months ended September 30, 2001 included approximately $3.0 million of pretax income related to a favorable legal settlement, $600,000 of pretax income related to the adjustment of the restructuring reserves established in 1997 and 1998 and $2.5 million of goodwill amortization, which as of January 1, 2002 is no longer amortized. Excluding the foregoing, the net income for the nine months ended September 30, 2001 was $32.9 million or $0.87 per diluted share.

         David A. Cohen, Chairman and Chief Executive Officer, stated, "The current quarter's shortfall was due to the challenging operating environment, distractions related to the roll out of our New Transcription Platform and significant resources involved in the active integration of recently acquired businesses. We anticipate that our fourth quarter results will not significantly improve from the third quarter, but we remain optimistic that we can achieve our 2003 full year earnings growth goal of 15%. We continue to believe that MedQuist is pursuing a solid strategy for growth and our company remains extremely well positioned for the future."

         On July 1, 2002, MedQuist completed the acquisition of Lanier Healthcare, a leading provider of digital dictation systems and services to the acute care hospital market. Cohen added, "Lanier Healthcare brings to MedQuist a well established suite of products and services and a solid base of recurring revenue. In addition, Lanier Healthcare has a significant distribution effort including 65 direct sales professionals and a high quality research and development team, both of which will be levered across MedQuist's entire business to the benefit of our healthcare clients nationwide."

         MedQuist is the largest electronic medical transcription service company in the United States.

Other than historical information set forth herein, this press release contains forward-looking statements such as our anticipated future earnings growth, which involve risks and uncertainties. The Company's actual results may differ materially from those anticipated or implied in any such forward-looking statements as a result of various risks, including, without limitation, inability to predict future economic or market conditions, rapidly changing technology; inability to manage and maintain growth; inability to penetrate new markets; inability to make and successfully integrate acquisitions and transition our business strategy; decreased demand for existing products; lack of a market for new products; and failure to successfully negotiate agreements to take advantage of the opportunities facing MedQuist to broaden its service offering. Additional risks associated with the Company's business can be found in its December 31, 2001 Annual Report on Form 10-K and its other periodic filings with the SEC.


Contact: Brian J. Kearns, Chief Financial Officer, MedQuist Inc., 856-810-8000
                                   ext. 4418
                                  Tables Follow

                                  MedQuist Inc.
                              Financial Highlights
                                   (Unaudited)
               In thousands, except per share data and percentages

                                           Three Months Ended September 30,
                                              2002                 2001
                                              ----                 ----
Revenues                                     $129,750           $102,695

Gross profit                                   30,694             27,260
Gross margin                                    23.7%              26.5%

Selling, general & administrative               6,891              3,328
% of revenues                                    5.3%               3.2%

Research and development                        1,426                 --
% of revenues                                    1.1%                n/a

EBITDA                                         22,377             23,932
% of revenues                                   17.2%              23.3%

Depreciation expense                            5,113              4,378
Amortization expense                            1,772              2,559

Operating income                               15,492             16,995

Net interest (income)/expense                   (261)              (662)
Equity in loss of investee                        243                248

Pretax income                                  15,510             17,409

Tax provision                                   5,971              6,797

Net income                                      9,539             10,612

Net income per diluted share                    $0.25              $0.28
Fully diluted shares outstanding               37,917             37,870

                                  MedQuist Inc.
                              Financial Highlights
                                   (Unaudited)
               In thousands, except per share data and percentages

                                           Nine Months Ended September 30,
                                             2002                 2001
                                             ----                 ----
Revenues                                    $357,355           $295,772

Gross profit                                  89,035             77,661
Gross margin                                   24.9%              26.3%

Selling, general & administrative             14,073              9,607
% of revenues                                   3.9%               3.2%

Research and development                       1,426                 --
% of revenues                                   0.4%                n/a

EBITDA                                        73,536             68,054
% of revenues                                  20.6%              23.0%

Depreciation expense                          13,697             12,265
Amortization expense                           5,086              6,840
Other (income)                                    --            (3,600)

Operating income                              54,753             52,549

Net interest (income)/expense                  (950)            (3,327)
Equity in loss of investee                       674                816

Pretax income                                 55,029             55,060

Tax provision                                 21,186             21,511

Net income                                    33,843             33,549

Earnings per diluted share                     $0.89              $0.89
Fully diluted shares outstanding              37,945             37,703

                                  MedQuist Inc.
                          Reconciliation to net income
                              before special items
               In thousands, except per share data and percentages

                                                      Three Months                 Nine Months
                                                   Ended September 30,          Ended September 30,
                                                    2002        2001              2002       2001
                                                    ----        ----              ----       ----

Pre-tax income                                    $15,510     $17,409            $55,029   $55,060
Adjustment for amortization of goodwill (1)            --         874                 --     2,496
Adjustment for non-recurring items (2)                 --          --                 --    (3,600)
                                                  -------     -------            -------   -------
Adjusted pre-tax income                            15,510      18,283             55,029    53,956
Tax provision                                       5,971       7,133             21,186    21,087
                                                  -------     -------            -------   -------
Adjusted net income                                $9,539     $11,150            $33,843   $32,869
Adjusted net income per diluted share               $0.25       $0.29              $0.89     $0.87

Notes:

(1) In accordance with FASB No. 142, goodwill is no longer amortized, beginning January 1, 2002. For the three months ended September 30, 2001, the pretax income includes $874 of such goodwill amortization with an after tax effect of $538. For the nine months ended September 30, 2001, the pretax income includes $2,496 of such goodwill amortization with an after tax effect of $1,535.
(2) Other income for the nine months ended September 30, 2001 includes the following non-recurring items; $3,000 of income related to favorable settlement of a lawsuit and $600 of income related to the adjustment of the restructuring reserves established in 1997 and 1998.

                                  MedQuist Inc.
                              Financial Highlights
                                  In thousands

                                                                     September30,               December 31,
                                                                         2002                      2001
                                                                         ----                      ----
                                                                      (Unaudited)                (Audited)

Assets:
         Current assets:
                  Cash and cash equivalents                           $   83,972                 $  86,334
                  Accounts receivable (net)                               87,736                    78,429
                  Other current assets                                    14,738                     7,892
                                                                        --------                 ---------
                    Total current assets                                 186,446                   172,655
         PPE (net)                                                        38,602                    34,167
         Intangible assets (net)                                         212,466                   167,803
         Other assets                                                     20,768                    29,412
                                                                        --------                 ---------
                    Total assets                                      $  458,282                 $ 404,037
                                                                        ========                 =========

Liabilities and Shareholder's Equity:

         Current liabilities:
                  Current portion of long term debt                   $       34                 $   1,067
                  Accounts payable                                         9,630                     4,562
                  Deferred revenue                                        15,863                       333
                  Accrued expenses                                        30,660                    30,990
                                                                      ----------                 ---------
                    Total current liabilities                             56,187                    36,952
         Long term debt                                                       55                     1,088
         Other long term liabilities                                       1,342                     1,187
         Shareholder's equity                                            400,698                   364,810
                                                                      ----------                 ---------
                    Total liabilities and Shareholder's               $  458,282                 $ 404,037
                                                                      ==========                 =========
